FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE S.A.

Athens, 1 December 2015

NATIONAL BANK OF GREECE S.A. (THE “BANK”) ANNOUNCES THE EXERCISE OF ISSUER SUBSTITUTION RIGHTS, UPDATED CONDITIONAL RESULTS OF THE OFFERS, THE EXISTING SECURITIES PURCHASE DATE AND THE AGGREGATE PURCHASE PROCEEDS IN RESPECT OF EACH SERIES OF EXISTING SECURITIES

The Bank is making this announcement in connection with the Bank’s previously announced invitations to eligible holders (such holders, together, the “Securityholders” and each a “Securityholder”) of any and all of the outstanding securities listed in the table in the Annex hereto (the “Existing Securities”) to make offers (the “Offers” and each an “Offer”) to exchange their Existing Securities for new ordinary shares of the Bank (“New Shares”) on the terms and subject to the conditions set out in the offer memorandum made available to Securityholders.

Exercise of Substitution of Issuer Rights

In accordance with the terms and conditions of the Senior Notes and the Tier 2 Notes respectively, on 27 November 2015, the Bank’s subsidiary NBG Finance plc was substituted by the Bank as Issuer of the Senior Notes and the Tier 2 Notes. In addition, on 27 November 2015, each relevant NBG finance company was substituted by the Bank as Issuer of the relevant series of Jersey Preferred Underlying Subordinated Notes, in each case in accordance with the terms and conditions of the relevant series of Jersey Preferred Underlying Subordinated Notes.

Updated Conditional Results of the Offers (including late, or delayed acceptances of, Tender Instructions)

Further to the conditional results announcement made on 11 November 2015, the Bank hereby announces updated conditional results of the Offers. As at the date hereof, the aggregate nominal amount or liquidation preference, as the case may be, of each Series of Existing Securities validly tendered by the Securityholders thereof and accepted by the Bank pursuant to the relevant Offer, subject to the conditions upon which such Offers were made (including late, or delayed acceptances of, Tender Instructions) is as set out in the Annex hereto.

Existing Securities Purchase Date and Expected Offer Settlement Date

The Existing Securities Purchase Date will be 1 December 2015.

As at the date of this announcement, the settlement date for the Share Capital Increase (the “SCI Settlement Date”) is expected to be on or about 11 December 2015. The Offer Settlement Date will be the same date as the SCI Settlement Date.

Purchase Proceeds

The aggregate cash proceeds (the “Purchase Proceeds”) resulting from the purchase of each Series of Existing Securities on the Existing Securities Purchase Date are as set out in the Annex hereto.

The Purchase Proceeds will be deposited in the Share Capital Increase Account on the Existing Securities Purchase Date for the sole purpose of subscribing for the New Shares.

The FX Rate at which the Bank has converted the Purchase Proceeds in respect of the Series C Preferred Securities validly tendered and accepted by the Bank for exchange into Euro Equivalent Purchase Proceeds is 1.0748.

The FX Rate at which the Bank has converted the Purchase Proceeds in respect of the Series E Preferred Securities validly tendered and accepted by the Bank for exchange into Euro Equivalent Purchase Proceeds is 0.7076.

New Shares Amount

In respect of the Existing Securities of any Series accepted by the Bank pursuant to the relevant Offer and purchased on the Existing Securities Purchase Date, the number of New Shares to be delivered in respect of such Series of Existing Securities to such Securityholder on the Offer Settlement Date will be determined by dividing (i) the aggregate Purchase Proceeds (expressed in euro) in respect of the Existing Securities tendered by such Securityholder and accepted by the Bank pursuant to the relevant Offer by (ii) the New Shares Price (being equal to €0.30 per New Share), and rounding down the resulting figure to the nearest whole number of New Shares. No cash amount will be payable by the Bank to a Securityholder in lieu of the fractional portion of New Shares that such Securityholder would otherwise have been entitled to receive.

The New Shares will be governed by Greek law and will be subject to the Bank’s constitutional documents.

This announcement is not an offer of securities for sale in the United States or to, or for the account or benefit of, U.S. Persons. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons absent registration under, or an exemption from, or in a transaction not subject to, the registration requirements of, the Securities Act. The New Shares have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons absent registration or an exemption therefrom.

Certain statements in this announcement constitute forward-looking statements, including statements relating to the Bank’s strategy, its additional capital needs, asset values, the application of state aid and capital plan and the likelihood or impact of any adverse or stress scenario. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Bank’s view only as of the date hereof.

ANNEX

Series	ISIN	Aggregate Nominal Amount/Liquidation Preference accepted pursuant to the Offers		Aggregate Outstanding Nominal Amount/Liquidation Preference(1) following the Offers		Purchase Price	Aggregate Purchase Proceeds
€750,000,000 4.375 per cent. Fixed Rate Notes due 2019 (the Senior Notes) guaranteed by the Bank	XS1063244682		€667,420,000		€33,655,000	100%	€684,572,694
€450,000,000 Callable Step-Up Fixed Rate Subordinated Notes due 2020 (the Tier 2 Notes) guaranteed by the Bank	XS0527011554		€1,562,000		€16,778,000	75%	€1,220,152
€350,000,000 Series A Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities (Series A Preferred Securities)	XS0172122904		€7,252,000		€10,311,000	30%	€2,175,600
€350,000,000 Series B CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (Series B Preferred Securities)	XS0203171755		€5,738,000		€13,082,000	30%	€1,721,400
U.S.$180,000,000 Series C CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (Series C Preferred Securities)	XS0203173298	U.S.$	8,284,000	U.S.$	5,640,000	30%	€2,312,244

Series	ISIN	Aggregate Nominal Amount/Liquidation Preference accepted pursuant to the Offers	Aggregate Outstanding Nominal Amount/Liquidation Preference(1) following the Offers	Purchase Price	Aggregate Purchase Proceeds
€230,000,000 Series D CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (Series D Preferred Securities)	XS0211489207	€8,578,000	€13,245,000	30%	€2,573,400
£375,000,000 Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities (Series E Preferred Securities and, together with the Series A Preferred Securities, the Series B Preferred Securities, the Series C Preferred Securities and the Series D Preferred Securities, the Preferred Securities)	XS0272106351	£780,000	£7,934,000	30%	€330,695

(1) Nominal amount or liquidation preference, as applicable, of the Existing Securities outstanding, excluding (i) Existing Securities previously purchased and held by the Bank or its subsidiaries prior to the launch of the relevant Offer; and (ii) Existing Securities to be purchased by the Bank pursuant to the relevant Offer on the Existing Securities Purchase Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)
Date: December 1st, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)
Date: December 1st, 2015

Director, Financial Division